Exhibit 21.1

Subsidiaries of IEC Electronics Corp.
September 30, 2017

Subsidiary	State of Incorporation

IEC Electronics Corp.-Albuquerque	New Mexico

IEC Analysis & Testing Laboratory, LLC	New Mexico

IEC California Holdings, Inc.	Delaware